NO ACT

DC

PE
12-7-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08021424

January 9, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/9/2008

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: General Electric Company
Incoming letter dated December 7, 2007

Dear Mr. Mueller:

This is in response to your letter dated December 7, 2007 concerning the shareholder proposal submitted to GE by Therisa Kreilein. We also have received a letter from the proponent dated December 14, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Therisa Kreilein
P.O. Box 91956
Louisville, KY 40291

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

RECEIVED
2007 DEC 10 AM 11: 12
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 7, 2007

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

__VIA HAND DELIVERY__
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareowner Proposal of Therisa Kreilein*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company ("GE"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Shareowners Meeting (collectively, the "2008 Proxy Materials") a shareowner proposal and statements in support thereof (the "Proposal") received from Therisa Kreilein (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before GE intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the

Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of GE pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal recommends:

> "the stock ownership and holding requirements as described on page 13 of the GE 2007 proxy material be improved. The improvement is that the holding period is improved from one year to the life of the executive. The executive may earn dividends and bequeath their shares as they choose."

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

Page 13 of GE's 2007 proxy statement contains information regarding GE's executive compensation. The relevant passage states that a key element of GE's strategy to correctly align executive interests is:

> "stock ownership and holding requirements, which require our senior executives to accumulate and hold GE stock equal in value to a multiple of their base salary at the time the executive becomes subject to this requirement, and *to hold any shares they receive in connection with the exercise of stock options for at least one year*." (emphasis added).

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to:

- Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to establish the requisite eligibility to submit the Proposal;
- Rule 14a-8(i)(2) because the Proposal would, if implemented, cause GE to violate a state law; and
- Rule 14a-8(i)(6) because GE lacks to power to implement the Proposal.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(b) and Rule 14a-8(f) Because the Proponent Failed to Establish the Requisite Eligibility to Submit the Proposal.

GE may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate her eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in relevant part, that "[i]n order to be eligible to submit a proposal, [a shareowner] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareowner submits] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareowner is not the registered holder, the shareowner "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareowner may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001).

The Proponent submitted the Proposal to GE on October 29, 2007, and GE received the Proposal on October 30, 2007. *See* Exhibit A. The Proponent, who does not appear on the records of GE's stock transfer agent as a shareowner of record, included with the Proposal a typewritten letter, dated October 29, 2007, from a Mr. Randy Pepmeier of Edward Jones Investments, as custodian, regarding the Proponent's ownership of GE shares (the "Custodian's Letter"), included as part of Exhibit A attached hereto. The Custodian's Letter states that on December 12, 2003, the Proponent purchased 165 shares of GE stock. The Custodian's Letter also states that the Proponent's ownership is equal to approximately 183 shares of GE stock as of October 29, 2007. In addition to the typewritten portion of the Custodian's Letter, there is also a handwritten note on the Custodian's Letter, which reads, "These shares were held continuously and never sold, since 12/12/2003." This handwritten sentence was not initialed by Mr. Pepmeier and it is not in fact clear that he wrote the sentence. The handwriting appears dissimilar to Mr. Pepmeier's signature on the Custodian's Letter and looks similar to the Proponent's handwriting on correspondence accompanying the Proposal and attached hereto with Exhibit A.

Because of the handwriting on the Custodian's Letter, the documentation submitted by the Proponent does not satisfy the standard of Staff Legal Bulletin No. 14 of "proving his or her eligibility to submit a proposal." *See, e.g., AMR Corp.* (avail. Mar. 15, 2004) (concurring that ownership substantiation with a handwritten note regarding continuous ownership did not satisfy the proponent's burden of providing "documentary support of a claim of beneficial ownership" under Rule 14a-8(b) and Rule 14a-8(f)(1), but allowing the proponent additional time to correct the deficiency because, unlike GE's Deficiency Notice (as defined below), the company failed to inform the proponent of what would constitute the appropriate documentation to demonstrate ownership under Rule 14a-8(b)). Accordingly, because the Proponent does not appear as a "record holder" under Rule 14a-8, GE sent a letter on November 13, 2007 (within 14 calendar days of GE's receipt of the Proposal) notifying the Proponent of the requirements of Rule 14a-8 and requesting that the Proponent demonstrate that she satisfied the standards of Rule 14a-8(b) (the "Deficiency Notice"). The Deficiency Notice, a copy of which is attached hereto as Exhibit B, included a copy of Rule 14a-8. In addition, the Deficiency Notice stated that "it is not clear from the ownership verification submitted by Edward Jones Investments, dated October 29, 2007, whether the handwritten note indicating that you have continuously held at least $2,000 in market value, or 1%, of the Company's shares for at least one year as of the date the Proposal was submitted to the Company came from the person who signed the letter." The Deficiency Notice further stated that:

> To remedy this procedural defect, you must submit sufficient proof of your ownership of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:
>
> - a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that as of the date the proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or
>
> - if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, ... a copy of the schedule and/or form ... and a written statement that you continuously held the required number of shares for the one-year period.

The Deficiency Notice was timely sent to the Proponent's Post Office Box via overnight mail and to the Proponent's representative, Myron Kreilein, via email, on November 13, 2007 (within 14 days of GE's receipt of the Proposal). As provided by the U.S. Postal Service Certified Mail receipt, attached hereto as Exhibit C, the Proponent received the Deficiency Notice on November 17, 2007. As of December 6, 2007, more than 14 days after the Deficiency Notice was received by the Proponent, the Proponent has failed to respond to the Deficiency Notice.

Rule 14a-8(f) provides that a company may exclude a shareowner proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the record owner requirements, provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. GE satisfied its obligation under Rule 14a-8 in the Deficiency Notice to the Proponent, which stated:

- the ownership requirements of Rule 14a-8(b);

- the fact that according to GE's stock records, the Proponent was not a record owner of its shares;

- the fact that it was not clear from the Custodian's Letter whether the handwritten note indicating the Proponent's continuous ownership of GE shares came from the person who signed the Custodian's Letter;
- the type of documentation necessary to demonstrate ownership under Rule 14a-8(b);
- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice; and
- that a copy of the shareowner proposal rules set forth in Rule 14a-8 was enclosed.

The need for a proponent to demonstrate that it has complied with the ownership requirements of Rule 14a-8(b) and Rule 14a-8(f)(1) is strictly applied. *Moody's Corp.* (avail. Mar. 7, 2002) (permitting exclusion of a proposal when proponent did not demonstrate continuous ownership during the one year prior to submitting her proposal). On numerous occasions the Staff has taken a no-action position concerning a company's omission of a shareowner proposal based on a proponent's failure to provide satisfactory evidence of its eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g., General Motors Corp.* (avail. Apr. 5, 2007); *Yahoo, Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005); *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004). *See also Viad Corp.* (avail. Mar. 19, 2007). More specifically, the Staff consistently has granted no-action relief when a proponent "appears not to have responded" to a company's "request for documentary support indicating that [the proponent] has satisfied" Rule 14a-8(b)'s ownership requirements. *Torotel Inc.* (avail. Aug. 29, 2007); *Dell Inc.* (avail. Apr. 2, 2007); *Citizens Communications Co.* (avail. Mar. 8, 2007); *International Paper Co.* (avail. Feb. 28, 2007); *International Business Machines Corp.* (avail. Dec. 5, 2006); *General Motors Corp.* (avail. Apr. 3, 2006). This standard applies even when a proponent has not been able to obtain the cooperation of the record holder in documenting satisfaction of the one-year holding requirement. *Intel Corp.* (avail. Jan. 29, 2004). Similarly here, the Proponent did not respond to GE's request for documentary support proving that the Proponent had satisfied her burden of proving Rule 14a-8(b)'s continuous ownership requirements.

Moreover, the Proponent should be well aware of the need to demonstrate compliance with the ownership requirements of Rule 14a-8. Last year, Myron Kreilein, the Proponent's representative, submitted a shareowner proposal for consideration at GE's 2007 Annual Shareowners Meeting (the "2007 Proposal"). Similarly, the 2007 Proposal did not include sufficient proof of ownership, and the Proponent's representative failed to respond to the ownership deficiency notice that GE sent last year. As such, the Staff concurred that the 2007 Proposal could be excluded, noting that "the proponent appears to have failed to supply, within 14 days of receipt of GE's request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)." *General Electric Co. (Kreilein)* (avail. Jan. 16, 2007).

Despite the Deficiency Notice, the Proponent has still failed to provide GE with satisfactory evidence of her requisite beneficial ownership to submit the Proposal. The irregularity in the Custodian's Letter, consisting of a handwritten note that is not acknowledged by the signatory to the letter, fails to satisfy the Proponent's obligation of "proving ... eligibility to submit a proposal." Accordingly, we ask that the Staff concur that GE may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause GE to Violate State Law.

A company may exclude a shareowner proposal under Rule 14a-8(i)(2) if the proposal would, if implemented, "cause the company to violate any state, federal, or foreign law to which it is subject." The Proponent seeks to limit the rights of executives in shares that are issued under options granted pursuant to GE's option plans by requiring the executive to hold the stock for life. Initiating this modification would cause GE to violate state law, as further described below, and renders the Proposal excludable under Rule 14a-8(i)(2). Our legal opinions set forth below support this conclusion as well as the conclusion expressed below that the Proposal is beyond GE's power to implement, which contravenes Rule 14a-8(i)(6).

In connection with the opinions provided below, we have been furnished and have examined copies of the following documents, which have been supplied to us by GE or obtained from publicly available records:

1. General Electric Company Certificate of Incorporation, as amended through April 25, 2007;

2. By-laws of General Electric Company, as amended on April 25, 2007;

3. GE's 1990 Long-Term Incentive Plan (the "1990 Plan"), filed as Exhibit 10(u) to GE's Form 10-K filed on March 27, 1998 and available through Edgar at http://www.sec.gov/Archives/edgar/data/40545/0000040545-98-000013.txt, and the 2007 Long-Term Incentive Plan (the "2007 Plan"), filed as Exhibit 10.1 to a Form 8-K filed on April 27, 2007 and available through Edgar at

http://www.sec.gov/Archives/edgar/data/40545/000004054507000025/ex10_1.htm, both of which plans contain a New York choice of law clause; and

4. The Proposal.

With respect to the foregoing documents, we have assumed the authenticity of the documents provided to us, the conformity with authentic originals of all documents provided to us as copies or forms, the genuineness of all signatures and the legal capacity of natural persons, and that the foregoing documents, in the forms provided to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein. For purposes of rendering our opinions set forth herein, we have not reviewed any documents of or applicable to GE other than the documents listed above, and we have assumed that there exists no provision of any such other document that is inconsistent with or would otherwise alter our opinion as expressed herein. Our opinions are for the purposes of this letter only, and the undersigned is providing these legal opinions as a member in good standing admitted to practice before courts in the State of New York, the State in which GE is incorporated.

For the reasons discussed below, we are of the opinion that implementation of the Proposal would cause GE to violate applicable New York law in two respects. First, GE cannot unilaterally alter or modify the minimum holding periods for stock purchased as the result of the exercise of stock options granted to executives pursuant to the 1990 Plan and the 2007 Plan. Such a modification would require the consent of the shareowner and to attempt to make such a change would be a breach of contract in violation of New York law. Second, the modification itself, even if consented to by the shareowner, would result in an unlawful restraint on alienation under applicable New York law. While New York courts have upheld minimum holding period restrictions on stock for reasonable periods of time, excessively long holding periods constitute an illegal restraint on alienation in violation of applicable New York law.

We note that, although the Proposal "recommends" that GE revise the holding period applicable to executives' shares purchased upon the exercise of stock options, even a precatory proposal is excludable if the action called for by the proposal would violate state, federal or foreign law. *See, e.g., Gencorp Inc.* (avail. Dec. 20, 2004) (concurring that a proposal requesting amendment of the company's governing instruments to require implementation of all shareowner proposals receiving a majority vote is excludable under Rule 14a-8(i)(2)). *See also Badger Paper Mills, Inc.* (avail. Mar. 15, 2000); *Pennzoil Corporation* (avail. Mar. 22, 1993).

A. Implementation of the Proposal Would Cause GE to Breach Its Contractual Obligations Under the 2007 Long-Term Incentive Plan.

The Staff has recognized that proposals that would, if implemented, cause a company to breach existing contracts may be omitted from a company's proxy statement under Rule 14a-8(i)(2). In Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"), the Staff wrote: "Proposals that would result in the company breaching existing contractual obligations may be excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both, because implementing the proposal would require the company to violate applicable law or would not be within the power or authority of the company to implement."

New York follows the general rule that in order to be effective as a modification, the new agreement must possess all the elements necessary to form a contract, including mutual consent to its terms. That is, a contract cannot be modified or altered without the consent of all parties thereto. *See Bier Pension Plan Trust v. Estate of Schneierson*, 545 N.E.2d 1212 (N.Y. 1989) (an obligation may not be altered without the consent of the party who assumed the obligation); *Becker v. Faber*, 19 N.E.2d 997 (N.Y. 1939); *Beaver Employment Agency v. Noestring, Inc.*, 609 N.Y.S.2d 509 (N.Y. Civ. Ct. 1993). An attempt to make a unilateral change in a contract that does not expressly provide for such actions is a breach of the contract and violates New York state law. *Sterenko v. Inforex, Inc.*, 362 N.E.2d 222, 231-33 (Mass. App. Ct. 1977) (applying New York law). *See generally Riskin v. National Computer Analysts, Inc.*, 308 N.Y.S.2d 985 (N.Y. App. Div. 1970), modified 326 N.Y.S.2d 419 (N.Y. App. Div. 1971); *Rudman v. Cowles Communications, Inc.*, 330 N.Y.S.2d 33, 40 (N.Y. 1972); *Karas v. H.R. Laboratories, Inc.*, 74 N.E.2d 192 (N.Y. 1947) (failure to adhere to terms of employment contract was an actionable breach); *Wegman v. Dairylea Cooperative, Inc.*, 376 N.Y.S.2d 728 (N.Y. App. Div. 1975) (failure to perform under an employment contract constitutes a breach of such contract).

The Proposal seeks to extend the holding period for stock purchased through the exercise of stock options granted pursuant to the 1990 Plan and the 2007 Plan. The Proponent does not distinguish between stock issuable upon exercise of currently unexercised options and stock that has already been purchased. Assuming arguendo that GE would not violate any applicable laws by extending the minimum holding period as requested by the Proponent, GE nevertheless does not have the ability or power to make such a modification with respect to stock issued under options that already have been exercised. GE's ability to unilaterally impose terms and conditions upon shares acquired through options granted under the 1990 Plan and the 2007 Plan operates through its ability to impose terms and conditions in the option award agreements. GE cannot unilaterally place restrictions on stock that is already held. Thus, the 2007 Plan expressly states in section 6(g)(vii) that the plan administrative committee "may provide that the Shares issued upon exercise of an Option or Stock Appreciation Right ... shall be subject to such further agreements, restrictions, conditions or limitations as the Committee in its discretion may specify prior to the exercise of such Option or Stock Appreciation Right…."

Once shares are issued upon exercise of an option, GE cannot by unilateral action thereafter impose terms or conditions upon the shares. *Cf. Komar v. General Electric Co.*, 183 N.Y.S.2d 762 (N.Y. App. Div. 1959), in which the court held that GE could not under New York law "through executive committee action and by-laws impose on holders of certificates of stock burdens which are not thereon clearly set forth." With respect to the Proposal, the one-year holding period that was in effect at the time shares were issued to an executive upon exercise of his or her option is enforceable. However, provisions in the 1990 Plan and the 2007 Plan that allow GE to unilaterally impose holding period restrictions in option agreements do not survive the exercise of the option and issuance of shares. As a result, with respect to options that have already been exercised, GE is not able to alter the minimum holding period as requested in the Proposal.

In this respect, the Proposal is much like that considered by the Staff in *Selective Insurance Group, Inc.* (avail. Mar. 24, 2003), where the Staff concurred that there was a basis under Rule 14a-8(i)(2) for excluding a portion of a proposal that would require the company to prevent executives from exercising stock options or selling stock until the company achieved specified returns. *See also Cendant Corp.* (avail. Jan. 16, 2004) (proposal was excluded under Rule 14a-8(i)(2) when Staff concurred that a proposal to limit executive compensation breached the existing compensation agreement and violated New York state law); *Citigroup Inc.* (avail. Feb. 18, 2003) (proposal to abolish all stock option programs was excludable under Rule 14a-8(i)(2) because it may cause the company to breach its existing contractual obligations); *SBC Communications Inc.* (avail. Feb. 7, 2003) (Staff concurred that a proposal to modify the company's stock option plan was excludable under Rule 14a-8(i)(2) because implementation of the proposal may cause the company to breach its existing stock option plan); *Sensar Corp.* (avail. May 14, 2001) (proposal to limit executive's ability to exercise options granted by the company until the stock price reached a certain level was excludable under Rule 14a-8(i)(2) because implementing the proposal would cause the company to breach existing option plan); *Cincinnati Bell Inc.* (avail. Feb. 9, 2000) (proposal to modify the company incentive compensation plans was excludable under Rule 14a-8(i)(2) because it may cause the company to breach existing compensation agreements).

B. Implementation of the Proposal Would Be an Illegal Restraint on Alienation under New York Law.

Under common-law, property owners are generally able to dispose of property as they desire and restraints on the alienation of property are disfavored. Agreements that unreasonably restrain alienation are void and unenforceable unless they serve a legal and useful purpose.

See 61 Am. Jur. 2d *Perpetuities and Restraints on Alienation* § 90. A shareowner may enter into transactions that have the effect of restraining his or her ability to transfer stock for temporary periods in the future but arbitrary restraints on alienation are forbidden. 61 Am. Jur. 2d *Perpetuities and Restraints on Alienation* § 113. Unless restraints are imposed for purposes recognized as sufficient and proper and the restraints are reasonable and not contrary to public policy, they will be held invalid. *Id.* The reasonableness of such restriction is ordinarily determined by applying the test of whether the provision is sufficiently necessary to the particular corporate enterprise to justify overruling the usual policy of law against restraints on alienability of personal property. *Id.* Under New York law, a restraint on alienation of corporate stock is enforceable so long as it "effectuates a lawful purpose, is reasonable and is in accord with public policy." *Benson v. RMJ Securities Corp.*, 683 F. Supp 359, 371 (S.D.N.Y. 1988) (citing *Levey v. Saphier*, 388 N.Y.S.2d 644 (N.Y. App. Div. 1976)). *See also In re: Hatfield*, 403 N.Y.S.2d 172, 173 (N.Y. Surr. Ct. 1978).

In *Allen v. Biltmore Tissue Corp.*, 2 N.Y.S.2d 534, 542 (N.Y. 1956), a leading case in New York, the court said: "As the cases thus make clear, what the law condemns is, not a *restriction* on transfer, a provision merely postponing sale during the [restricted] period, but an effective *prohibition* against transferability itself." (emphasis in original). For example, in *Rafe v. Hindin*, 23 N.Y.2d 759, 760 (N.Y. 1968), the court found that a provision requiring consent to transfer shares was unenforceable because the consent provision did not require the withheld consent to be reasonable, and thus "such restriction amounted to annihilation of property." Likewise, in *Lam v. Li*, 635 N.Y.S.2d 26, 27 (N.Y. App. Div. 1995) the court, citing the passage in *Allen*, found a repurchase option was an invalid restraint on alienation when the lack of a specified time limit in which to exercise the option and the onerous terms of the option (including an extremely low purchase price) effectively prevented the shareowner from transferring the stock to anyone but a single other shareowner.

New York courts have generally upheld restrictions on transfers of stock only in situations where they found there to be special circumstances that warrant such restriction, such as for closely-held corporations, corporations formed for a special purpose such as housing cooperatives and circumstances where the very nature of the restricted ownership was vital to the corporation's existence and prosperity. *Benson v. RMJ Securities Corp.*, 683 F. Supp 359 (provision requiring consent to a stock transfer was enforceable when the court considered "the specific nature and operation of [the close corporation]"); *Penthouse Prop., Inc. v. 1158 Fifth Avenue, Inc.*, 11 N.Y.S.2d 417, 422 (N.Y. App. Div 1939) (cooperative apartment building); *Martin v. Graybar Electric Co.*, 285 F.2d 619 (7th Cir. 1961) (employee-owned corporation's option to repurchase shares upon sale to a third party or cessation of employment of the shareowner at agreed upon prices was not an unlawful restraint on alienation).

In the present case, the minimum holding period the Proponent seeks to implement would operate effectively as an unlawful restraint on alienation. Requiring an executive to hold the stock he or she has purchased with no ability to transfer it during his or her lifetime is an unreasonable restraint that, as discussed in *Allen*, is tantamount to a prohibition on transferability itself. A lifetime minimum holding period eliminates the executive's ability to sell his or her shares at all, amounting to a greater restraint on alienation than addressed in any of the cases cited, including those cases, *Rafe* and *Lam*, where the transfer restrictions were found to be unreasonable. Further, unlike the cases where the court found special circumstances justified some type of stock transfer restriction, there is no such special circumstance here.

Implementation of the Proposal would go well beyond those transfer restrictions addressed in the cases discussed above to eliminate the shareowner's ability to transfer shares and is thus would constitute an unlawful restraint on alienation. Were GE to implement the Proposal, it would be unlawfully restricting the executive's right and ability to transfer the stock he or she purchased. Such action would not be enforceable under New York case law and therefore the Proposal is excludable under Rule 14a-8(i)(2).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because GE Lacks the Power or Authority to Implement the Proposal.

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." The Proposal can be excluded under Rule 14a-8(i)(6) because GE lacks the power or authority to implement the Proposal.

As described under II. above, implementation of the Proposal would cause GE to violate applicable New York law in two ways. First, GE cannot unilaterally alter or modify the minimum holding periods for stock purchased as the result of the exercise of stock options granted to executives. Such a modification would require the consent of the optionholder and to attempt to make such a change would be a breach of contract in violation of New York law. GE simply does not have the legal power to unilaterally affect such a change in the 2007 Plan and the proposal is properly excludable under Rule 14a-8(i)(6). The Staff has recognized that proposals that, if implemented, would cause the company to breach existing contracts may be omitted from a company's proxy statement in reliance on Rule 14a-8(i)(6). SLB 14B. *See The Gillette Co.* (avail. Mar. 10, 2003) (concurring in the exclusion under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) of a proposal that would cause a company to breach existing contracts); *Abbott Laboratories* (avail. Feb. 18, 2003) (concurring in the exclusion under Rule 14a-8(i)(2) and Rule 14a-8(i)(6) of a proposal that would cause a company to breach existing compensation agreements).

Second, the modification itself is an unlawful restraint on alienation under applicable New York law. While New York courts have upheld minimum holding period restrictions on stock for reasonable periods of time, excessively long holding periods constitute an illegal restraint on alienation in violation of applicable New York law. GE lacks the power to implement the proposal because implementing a proposal that effectively eliminates a holder's ability to sell the stock violates New York law as an unlawful restraint on alienation. As a result, the Proposal is again properly excludable under Rule 14a-8(i)(6).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the Proposal from its 2008 Proxy Materials pursuant to the reasons set forth above. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, GE agrees to promptly forward to the Proponent any response from the Staff to this request that the Staff transmits by facsimile to GE only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, my colleague Elizabeth A. Ising at (202) 955-8287 or David M. Stuart, GE's Senior Counsel, at (203) 373-2243.

Sincerely,

Ronald O. Mueller /EAI

Ronald O. Mueller

ROM/js
Attachments

cc: David M. Stuart, General Electric Company
Therisa Kreilein

100349052_3.DOC

EXHIBIT A

P.O. Box 91956
Louisville, Ky 40291

RECEIVED
OCT 30 2007
B. B. DENNISTON III

I Therisa Kreilein or my representative Myron Kreilein

would like to present the attached shareholders proposal at the annual GE 2008 shareholders meeting. I intend to hold my GE stock beyond the day of the shareholders meeting. If you (GE) choose to correspond, please send any correspondence relating to this proposal to the P.O. box listed above by regular mail so as not to present an inconvenience to me during normal working hours (mail that must be signed during working hours is not possible for me with my current employment).

Thanks and best regards.

Therisa Kreilein

Therisa Kreilein

10/29/07

Whereas from 1892 to 2007, GE shares have appreciated on average nearly 7%. In the last decade however, GE experienced a temporary unsustainable surge in performance followed by a drastic performance decline "free fall". GE's valuation followed this performance cycle enabling key executives to earn huge profits from this performance swing, and then reposition themselves favorably after GE's performance free fall.

The temporary unsustainable performance surge included a 19% per share net earnings growth in 2000 or 27% improvement over the 15% in 1999. Dividend increases where 17% in 1999 and again in 2000. Some shareholders believed that GE could consistently double per share net earnings approximately every four years. Hundreds of key executives earned hundreds of millions of dollars, justified by GE's valuation. CEO compensation was compared to company valuation increases in GE proxy materials. Mr. Welch earned 125 million in one year in part to company valuation. Mr. Immelt sold 85,000 GE shares, many with a price of over $57 near the all time high price of around $60.

Following 2000 GE realizes ten billion in losses, more losses than the entire net income in 1998. The fantastic performance related to the temporary unsustainable earnings surge is criticized by Wall Street journalist Kathryn Kranhold. GE per share net earnings growth experiences a free fall and declines by 4% in 2005.

A comparison of the returns of the long term investor to that of Mr. Immelt highlights the opportunity to align management to that of the long term investor. The long term investor who purchases the GE shares that Mr. Immelt sold on Oct 17, 2000, for 57.75 would in seven years on Oct 16, 2007 at a share price of $41.00 experience a decline of 29%. Mr. Immelt however can take comfort in that when he sold his 40,000 shares at 57.75, he was able to buy them at 6.67 earning him a handsome 766%. After the company's performance freefall, Mr. Immelt buys at $34. The rise from $34 to $41 on Oct 16, 2007 earns him an additional 17% yielding a total handsome gain of 897%. In the book "The Warren Buffet Way" Warren is "quite content to hold securities indefinitely so long as the prospective return in equity capital of the underlying business is satisfactory, management is competent and honest, and the market does not overvalue the business". By removing the current opportunity to profit handsomely from extreme performance swings and the accompanying valuation swings, management can be more aligned to that of the long term investor, as the company has committed to return one half of the earnings to the shareholders in the form of dividends.

This proposal recommends the stock ownership and holding requirements as described on page 13 of the GE 2007 proxy material be improved. The improvement is that the holding period is improved from one year to the life of the executive. The executive may earn the dividends and bequeath their shares as they choose.

Please vote yes to this proposal.

JK 10/29/07

Edward Jones
17 North Side Of Public Square
Salem, IN 47167
(812) 883-4757

Randy Pepmeier
Investment Representative

Edward Jones

October 29, 2007

Edward D. Jones & Co. Custodian
FBO Therisa Kreilein

ATTN: Myron Kreilein

On 12/12/2003 Therisa Kreilein purchased 165 shares of General Electric Common Stock. These shares were held continuously and never sold since 12/12/2003.
Today her General Electric Common Stock is equal to 183.44089 shares which are being held in her IRA account at Edward Jones.

Please accept this letter as confirmation of her General Electric holdings as we have been requested by the account owner to furnish this information to you.

Randy Pepmeier

Randy Pepmeier
Edward Jones Investments
P.O. Box 372
Salem, IN 47167
812-883-4757

EXHIBIT B

David M. Stuart
Senior Counsel
Investigations/Regulatory

GE
3135 Easton Turnpike
Fairfield, CT 06828
USA

T +1 203 373 2243
F +1 203 373 2523
david.m.stuart@ge.com

November 13, 2007

VIA EMAIL (myron@rplcorp.com) AND OVERNIGHT MAIL
Ms. Therisa Kreilein
Post Office Box 91956
Louisville, KY 40291

Re: Shareowner Proposal

Dear Ms. Kreilein:

I am writing on behalf of General Electric Company (the "Company"), which received on October 30, 2007, your shareowner proposal relating to stock ownership and holding requirements of our executives for consideration at the Company's 2008 Annual Meeting of Shareowners (the "Proposal"). Your Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended ("Exchange Act"), provides that each shareowner proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, it is not clear from the ownership verification submitted by Edward Jones Investments, dated October 29, 2007, whether the handwritten note indicating that you have continuously held at least $2,000 in market value, or 1%, of the Company's shares for at least one year as of the date the Proposal was submitted to the Company came from the person who signed the letter.

To remedy this defect, you must submit sufficient proof of your ownership of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number of shares for the one-year period.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at the address or fax number as provided above. For your information, I enclose a copy of Rule 14a-8.

I have sent a copy of this letter to your Post Office Box via overnight mail and to the representative appointed in the Proposal's cover letter, Myron Kreilein, via his email address. If you have any questions with respect to the foregoing, please contact me at (203) 373-2243.

Sincerely yours,

David M. Stuart

David M. Stuart

DMS/jlk
Enclosure

100337152_1.DOC

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your

response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

EXHIBIT C

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

MS. THERISA KREILEIN
P.O. BOX 91956
LOUISVILLE, KY 40291

COMPLETE THIS SECTION ON DELIVERY

A. Signature 13 NOV 2007 PM 25 L
X ☐ Agent ☐ Addressee

B. Received by (Printed Name) | C. Date of Delivery 11-17-07

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 7002 0510 0000 2255 9769

PS Form 3811, August 2001 Domestic Return Receipt 102595-01-M-2509

40291$0956 B007

U.S. Postal Service
CERTIFIED MAIL RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

7002 0510 0000 2255 9769

OFFICIAL USE

Postage	$
Certified Fee	
Return Receipt Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

Postmark Here

Sent To: MS Therisa Kreilein
Street, Apt. No.; or PO Box No.: PO BOX 91956
City, State, ZIP+4: Louisville, KY 40291

PS Form 3800, January 2001 See Reverse for Instructions

RECEIVED

2007 DEC 17 PM 4:55

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Therisa Kreilein (the "Proponent")
P.O. Box 91956
Louisville, Kentucky 40291
December 14, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E. Washington, D.C. 20529

Re. *General Electric Company Shareowner Proposal of Therisa Kreilein*

Dear Ladies and Gentlemen:

This correspondence is to respond to the analysis made by the General Electric Company and its Counsel ("GE"), and to respectfully request that the staff of the Division of Corporate Finance (the "Staff) concur that the shareowner proposal and statements in support thereof (the "Proposal") is not properly excludable from the GE 2008 Proxy Materials.

GE gave in its analysis three bases for exclusion:

1) "...the Proponent Failed to Establish the Requisite Eligibility to Submit the Proposal...".

The broker's statement submitted to GE was a written statement the "Written Statement".

One Written Statement was sent with the proposal. A second Written Statement was sent on Nov 15 and was postmarked Nov 15. The second Written Statement was identical to the first Written statement with the exception that the second Written Statement was a Written Statement that was an entirely type written Written Statement rather than the first Written Statement which was a substantially type written Written Statement.

The Written Statement shows that 165 shares or more were owned and continuously held, that with a price of $20.00 or higher is more than that necessary for requisite eligibility.

(165 shares) x ($20.000 or more per share) is greater than $2,000.00.

The second Written Statement is included in this response.

2) "The Proposal ...Would... Violate State Law."

Given that the current holding period of 365.25 days does not violate State Law, GE cites no law that a holding period of 366 days would violate State Law. If shareholders elect this proposal, the improvement period could be implemented to the extent that is permitted by law.

3) " The Proposal...GE Lacks the Power or Authority to Implement the Proposal."

The 2007 Proxy materials indicate that GE has implemented a holding period of 365.25 days. A holding period of 366 days is in all likelihood within the power of GE to implement. If the shareholders elect this proposal, GE could implement the improvement explained in the proposal to the extent that it has the power to do so.

Conclusion

This proposal may be of interest to shareholders.

Based on the foregoing correspondence, the proponent respectfully requests that the Staff of the Commission concur that GE is required to include the Proposal in its 2008 Proxy materials

Sincerely,

Therisa Kreilein

Therisa Kreilein Dec 14 2007

Edward Jones
17 North Side Of Public Square
Salem, IN 47167
(812) 883-4757

Randy Pepmeier
Investment Representative

Edward Jones

November 12, 2007

Edward D. Jones & Co. Custodian
FBO Therisa Kreilein

ATTN: Myron Kreilein

On 12/12/2003 Therisa Kreilein purchased 165 shares of General Electric Common Stock. These shares were held continuously and never sold since 12/12/2003.

Today her General Electric Common Stock is equal to 183.44089 shares which are being held in her IRA account at Edward Jones.

Please accept this letter as confirmation of her General Electric holdings as we have been requested by the account owner to furnish this information to you.

Randy Pepmeier

Randy Pepmeier
Edward Jones Investments
P.O. Box 372
Salem, IN 47167
812-883-4757

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 9, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 7, 2007

The proposal recommends that GE improve its stock ownership and holding requirements so that senior executives hold any shares they receive in connection with the exercise of stock options for the life of the executive.

We are unable to concur in your view that GE may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

There appears to be some basis for your view that GE may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause GE to breach existing contracts. It appears that this defect could be cured, however, if the proposal was revised to state that it applies only to stock issuable upon exercise of currently unexercised options. Accordingly, unless the proponent provides GE with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

Sincerely,

John R. Fieldsend
Attorney-Adviser

END